November 14, 2023

VIA EDGAR

Amy Geddes and Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Direct Digital Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed April 17, 2023
File No. 001-41261

Amy Geddes and Lyn Shenk:

We are writing to respond to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated September 18, 2023 (the “Comment Letter”), relating to the Direct Digital Holdings, Inc. (“we”, “Direct Digital”, or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”).

In this response, we may refer to the analysis of our position regarding principal vs agent provided in our response letter dated September 18, 2023 (“Initial Response”). The Company continues to believe that its accounting treatment is appropriate and consistent with our facts and circumstances including our contracts and manner of operations. However, we acknowledge that we can provide additional clarity and update certain disclosures identified by the Company and the Staff.

For ease of review, we have set forth below the numbered comment of the Comment Letter in bold type followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, page 73

1.    We note your response to comment 2 with regard to buy-side advertising. You state you offer “managed advertising campaigns” to advertisers through Huddled Masses and Orange142. Your Huddled Masses website states you offer web design, marketing/sales integration, conversion rate optimization, analytics audits, creative/copy development, and media planning and buying. In addition, your response refers to “consulting services.” Please clarify whether these offerings are components of “managed advertising campaigns” or separate offerings. If separate offerings (or available as separate offerings), it appears that your revenue recognition accounting policy should address measurement and recognition of each material offering type. Please advise.

Amy Geddes and Lyn Shenk

Securities and Exchange Commission

November 14, 2023

Response to Comment:

The Company’s Initial Response provided the types of contracts utilized by the buy-side segment of the business, as requested. Larger customers with multiple tactics will generally execute a Master Service Agreement (“MSA”) and/or Statement of Work (“SOW”). Each digital media campaign, which is part of a broader managed advertising campaign (MSA or SOW), will also have a specific Insertion Order (“IO”) that details the terms of the specific digital media campaign. The Company’s buy-side business offers 50+ tactics for services to customers. Of the top 80% of revenue (for 18 customers), the average number of tactics used per customer is 13 with a high of 30 and a low count of three. The customers who make up the lower 20% of revenue (99 customers) average four tactics with a high of 11 and a low of 1 (14 customers). As demonstrated by this analysis, it is unusual to offer only one service to customers on the buy-side. Further, the total revenue identified as “consulting” made up less than 1% of the buy-side revenue and less than 0.2% of total revenue.

2.    Please tell us whether, and the extent to which, the buy-side business derives revenue from programmatic purchase of advertising by advertisers not under a “managed advertising campaign.” In this regard, we note your disclosure on page 73 that you offer your buy-side service on both a fully managed and self-serve basis. If so, please provide us with your principal versus agent assessment for these transactions, including your consideration of the definition of control (ASC 606-10-25-25), how control is obtained (55-37A), and, if evaluated, the indicators of control (55-39). Please also tell us relevant contractual terms (rights and obligations) between you and both the end consumer (advertiser) and the other parties involved in providing the specified goods or services for these transactions.

Response to Comment:

As described in response to comment 1, buy-side customers purchase multiple tactics, one of which may be the programmatic purchase of advertising. The Company had at one time considered offering self-service advertising, however, all current programmatic advertising is sold on a fully managed basis and the disclosure on page 73 of the Form 10-K is no longer consistent with our current practice. In response to the Staff’s comment, in future filings the Company will modify its disclosure consistent with the following:

“… The Company offers its services on a fully managed ~~and a self-serve~~ basis, which is recognized over time using the output method when the performance obligation is fulfilled. ...The performance obligation is satisfied over time as the volume of impressions are delivered up to the contractual maximum for fully managed revenue ~~and the delivery of media inventory for self-serve revenue~~.”

3.    We note your response to comment 2 with regard to sell-side advertising. You state your contracts with publishers (i.e., suppliers):

•	provide you with “the right to sell” ads “in exchange for a fixed rate for digital ad units sold.”

Amy Geddes and Lyn Shenk

Securities and Exchange Commission

November 14, 2023

•	you are required to pay the publisher “a fixed rate” for any ads you sell and “that rate is unaffected by the price paid by the advertisers.”

The former suggests your consideration does not vary based on the final price set in the marketplace while the latter suggests it does. In addition, on page 51 of your annual report you state, “we pay publishers a fee, which is typically a percentage of the value of the ad impressions monetized through our platform.” Please clarify how your consideration is determined and whether your use of the term “rate” with regard to the amount you and the publisher retain means an absolute amount or a rate such as a percent of the auction price.

Response to Comment:

The Company notes to the Staff that as used in the contexts described above, as well as certain other of the Company’s disclosures, “rate” means a percent of the auction price. That rate does not change regardless of the auction price.

4.    With regard to sell-side business, you state you control the digital ad units before they are transferred to advertisers because your contracts with publishers “permit [you] to sell the digital ad units” to advertisers. Please tell us why you believe a right to sell provides you control based on the definition of control (ASC 606-10-25-25) and the explanation of how control is obtained (55-37A). Please also tell us whether your right to sell is exclusive for the publishers you serve.

Response to Comment:

Our right to sell digital ad units for our publishers is not exclusive, in that the publishers can sell their digital ad units to many different trading partners. Even when a digital ad unit is assigned to the Company by the publisher, there are other parties who may have the opportunity to offer the digital ad unit for auction. The Colossus SSP’s platform will evaluate the digital ad unit for its quality – specifically to eliminate any invalid traffic. The platform will then combine this with more information, including context and other features that make the digital ad unit more attractive and marketable. Multiple buyers may bid on the digital ad unit through the Company or through other trading partners of the publisher. As specified in ASC 606-10-55-37A, if the reporting entity combines goods or services into a combined output that forms a single performance obligation to the end consumer, the reporting entity is the principal for all of the goods and services in that combined output. Based upon the activity of the Company, we believe this supports our control of the digital ad units and our classification as principal. Further, if the digital ad unit is determined to be valid and purchased or used to display a digital ad through the Company, then the Company is liable to pay the publisher for the display, regardless of whether the Company is paid by the advertiser. As such, the Company is at risk, which further supports our belief that we control the digital ad units.

We also considered the control scenarios described in ASC 606-10-55-333 related to meal vouchers. We believe that this scenario does not apply to us because:

•	As described within this response, the Colossus SSP combines the ad request from the Publisher with other information into a combined offering that is then presented to customers of the Company. Further, the customer does not interact directly with the Publisher.

Amy Geddes and Lyn Shenk

Securities and Exchange Commission

November 14, 2023

•	As described in the response to comment 6, the ad request is associated with a specific time and a specific place where a digital ad unit can be displayed by the Publisher. The digital ad units exist before the transfer.

5.    With regard to the sell-side business, you state you are “responsible for fulfilling the promise to the customer” and you “take responsibility for the acceptability of the digital ad units.” Please tell us what promise you are fulfilling and explain how specifically you are primarily responsible for fulfillment. As part of your response, please tell us what your contracts and other material (such as marketing) say about primary responsibility, whether you have discretion in selecting the supplier (i.e., publisher) for a requested ad placement, whether you are primarily responsible for the performance of the publisher, and any other analysis relevant to the assessment of primary responsibility for fulfillment under 55-39a. Provide representative sell-side agreements with publishers and advertisers if they may be helpful in illustrating relevant contract terms.

Response to Comment:

As detailed in our Initial Response, the Company’s success is based on curating advertisers and increasing access to publishers with valuable ad impressions as well as enhancing ad inventory quality. Our website and contracts specify certain obligations that we have with our customers (advertisers) and suppliers (publishers).

Through the operation of the Colossus SSP, the Company has discretion as to if or when we send a digital ad unit to a DSP, advertiser or agency to consider for purchase.

The Company’s Quality Guidelines for Creative (see Exhibit A for excerpts from the Company’s website) indicate that the Company will scan and otherwise check all materials for compliance with quality guidelines, which benefits both our customers (advertisers) and suppliers (publishers). Performing these tasks ensures that the digital ad units are of an acceptable quality.

The Company’s standard Master Services Agreement for DSPs outlines a number of responsibilities for the Company including:

•	The Company (SSP) will customize and implement an online advertising exchange that performs in accordance with specifications and allows the DSP (customer) to purchase deliverables (impression inventory delivered by SSP) in near real time.
•	Bid requests are sent to the DSP by the SSP for bids on a Deliverable consistent with the Company’s management of the exchange.
•	SSP provides reasonable instructions and support to DSP.
•	Impression and payment calculations are based upon the SSP’s measurements.

Each of these items (operating the SSP, sending bid requests, providing support to the DSP (customer) and providing the impression and payment calculations) are a component of the fulfillment activities performed by the Company.

Amy Geddes and Lyn Shenk

Securities and Exchange Commission

November 14, 2023

The Company’s standard Publisher Master Services Agreement outlines a number of responsibilities for the Company including:

•	The Company and the Publisher agree that the Company buys advertising media (inventory delivered by Publisher including impressions or other desired actions) and Publisher desires to sell and Company desires to purchase certain Publisher products and services through Colossus SSP.
•	Colossus SSP means the supply side advertising platform owned and operated by the Company that allows buyers to purchase, in real-time, impression inventory delivered by the Company.
•	Company will pay the Publisher revenue for advertising material actually delivered by Publisher to each of Publisher’s Sites. To clarify, there is no sequential liability stated or intended in these agreements – nothing relieves the Company of its obligation in the event that the Advertiser does not pay the Company.
•	Approved monthly spend may be set by the Company in the Agreement as a spending limit for which it will be liable for any calendar month.
•	Company may be responsible for calculation of statistics including impressions. Note that this is our default contract provision. The Company does allow the Customer to utilize an ad server or their own systems to validate volume statistics.
•	Company represents and warrants to Publisher that it shall use reasonable commercial efforts to contractually bind its upstream Advertiser to ensure compliance with all obligations with regard to Advertising materials provided by the Advertiser and to ensure that Company, Publisher and Advertisers comply with all applicable Data Protections Laws with regards to end user’s data collection, tracking and processing.

A recent article published about our industry (see Exhibit B) and quoting the Company on its obligations to its Publishers is consistent with our contracts and manner of operations. It also highlights the differences between us and some of our counterparts in the industry. We present this information to the Staff to demonstrate the consistency of our approach regarding our status as principal.

We believe that the Company’s contracts, website and manner of operations all support the Company’s position that it is responsible for fulfilling the promise of providing high quality digital ad units to the customer and that we take responsibility for the acceptability of the digital ad units.

6.    With regard to the sell-side business, you state you “purchase” advertising inventory from publishers to sell to advertisers. Please clarify whether the “purchase” and “sale” take place instantaneously at the time someone loads a web or app page and you and other intermediaries find an advertiser desiring to place an ad for that individual. We note in your response you state you do not have inventory risk and, on page 61 of your annual report, that your sell-side platform “allows publishers to sell, in real time, ad impressions to buyers.” Therefore, please clarify whether you “purchase” the ad inventory or instead facilitate its sale to the advertiser.

Response to Comment:

In response to the Staff’s comment, the Company acknowledges that the disclosure on page 61 could be improved and clarified. In future filings the Company will modify its disclosure consistent with the following:

“… The Company’s sell-side platform allows ~~publishers~~ us to sell, in real time, ad impressions purchased from our publishers to buyers.”

Amy Geddes and Lyn Shenk

Securities and Exchange Commission

November 14, 2023

As described in the response to comment 5 and as stated in our contracts, the Company purchases the ad impressions from the publishers and sells them to DSPs, advertisers and agencies.

For the Staff’s information and assessment, we describe below the process for a digital ad unit that takes place within the Colossus SSP’s digital technology:

•	The Publisher places an “ad request” on the Colossus SSP. The Publisher may also place this ad request on other unaffiliated sell-side platforms. This ad request is associated with a specific time and a specific place where a digital ad could be displayed.
•	Our platform modifies and strengthens the ad request by combining the ad request with more information and context, making it more attractive and marketable. The ad request is also scanned by platform to ensure that the ad request is not invalid traffic (an item generated by bots or any form of non human traffic). The platform may also set a minimum acceptable price for the ad request. The Company through the Colossus SSP may choose not to offer the ad request or change the priority of offering the ad request. The result of this activity is a “bid request”.
•	The platform then offers the bid request to customers of the Company through the SSP (including multiple DSPs, advertisers or agencies).
•	Multiple customers may then provide a “bid response” which, among other things, includes a price per bid to the Colossus SSP.
•	The auction is held within the Colossus SSP as well as with other unaffiliated sell-side platforms.
•	The winning bid response, which is called an impression, is provided to the Publisher. If the impression was generated within the Colossus SSP, the digital ad unit is scrubbed by the platform to ensure no malicious advertisements are coming from the advertisers. Revenue is then earned by the Company upon display of the digital ad unit.
•	These steps do not occur instantaneously, however they are carried out within about 300 milliseconds for each digital ad unit based on the parameters set by the Company’s technology within the Colossus SSP.

Unlike a traditional product, there is no traditional inventory risk associated with the digital ad units. However, the other facts and circumstances, including our responsibility to fulfill the promise to the customer, our responsibility for the acceptability of the digital ad units, our discretion to establish minimum prices as well as our discretion as to if or when a digital ad unit may be offered to a customer, support our control of the digital ad units before they are transferred to the customer.

7.    With regard to the sell-side business, you state you have discretion to establish minimum prices. You also state you enter into master service agreements with publishers which, among other terms, set a fixed rate for content to be sold on Colossus SSP. In this regard, it appears that the minimum prices may be set by negotiation between you and publishers and that you can sell ads on behalf of the publisher-customers so long as the minimum price is obtained. Please confirm our understanding. In addition, because ads are sold through bids at auction, actual prices appear to be set by the market. If minimum prices are set by negotiation with publishers and final prices are ultimately set by the market, please advise why you believe you have discretion in pricing under 55-39c.

Response to Comment:

As described in the response to comment 3, the MSA between the Company and publishers sets a fixed rate which is a percentage of the auction price. This rate (percentage) does not change. And to clarify, the minimum prices are not set based upon negotiation between the Company and the publisher. The minimum price may be set by the Company (not with the publisher) as the Company determines a “bid request” as described in comment 6. Further, the Company may choose not to offer the ad request or change the priority of offering the ad request without regard to the Publisher or customer.

Amy Geddes and Lyn Shenk

Securities and Exchange Commission

November 14, 2023

8.    You disclose on page 11 of your annual report, “We charge a standard fee to our publishers for providing access to a host of media buyers on a daily basis.” This appears to differ from transaction-based sell-side revenue generated by specific ad placements. Please quantify this revenue for us.

Response to Comment:

The Company notes to the Staff that we have not offered this type of pricing in the current or prior year. In future filings the Company will modify its disclosure consistent with the following:

“… We ~~charge a standard fee to~~ provide our publishers with access to a host of media buyers on a daily basis.”

As described in the response to comment 3, the MSA between the Company and publishers sets a fixed rate which is a percentage of the auction price. This percentage does not change.

9.    Please tell us whether, and to what extent, you recognize revenue on transactions involving both your buy-side and sell-side platforms and, if so, how you recognize revenue on such transactions (principal versus agent).

Response to Comment:

The Company notes that we do not have any customers on the buy-side who are also customers on the sell-side of our business.

⁕⁕⁕

Should any member of the Staff have questions regarding our responses to the comments set forth above or need additional information, please do not hesitate to call me at 832-402-1054. Thank you for your assistance in this matter.

Very truly yours,

/s/ Diana P. Diaz
Diana P. Diaz
Chief Financial Officer

cc (electronic):	Mark Walker, Chairman & CEO
Rakesh Gopalan, McGuireWoods LLP

Amy Geddes and Lyn Shenk

Securities and Exchange Commission

November 14, 2023

Exhibit A – Excerpts from Colossus Website (sell-side subsidiary of DDH)

Advertisers turn to the Colossus SSP marketplace for a one-stop solution featuring multicultural media and minority-owned properties, as well as general market publishers.

Colossus SSP’s inclusive audience approach has attracted clients such as AT&T, Geico, JPMorganChase, Procter & Gamble, and T-Mobile, as well as numerous agencies that represent both large and mid-sized brands.  Prominent demand-side platforms have partnered with Colossus SSP to take advantage of our growing client base.

We offer efficient and flexible access to demand while increasing bid density in primary ad servers. Easy integration allows advertisers to immediately activate ad spend. As a result, our marketplace publishers have dramatically increased yield and saved time—ultimately fueling strong returns.

Last modified: August 7, 2023

Quality Guidelines for Creative

All creative must comply with the Colossus Media LLC ads policy in order to run on the Colossus platform.  Note: At a minimum ALL creative is checked for the following:

•	Malware
•	Fourth-party calls
•	HTTP cookies (unsecure)
•	Landing page quality, language, and content
•	SSL compliance
•	Restricted products and services
•	Other policy compliance concerns

Minimum Content Requirement(s):

Ads must be distinguishable from a publisher's content. Ads cannot appear as if they are actual content or links on a publisher's site. The following content in ads is prohibited:

•	Tobacco, weapons, nudity, gambling, defamatory/hate content, illegal activities, profanities, malware, and spyware.
•	Offers of free gifts, links to quizzes and surveys, misleading claims, and references to sex or sexuality
•	Advertorial advertising
•	No pop-ups or pop-unders
•	Restrictions on text only ads.
•	No audio auto play ads.

Amy Geddes and Lyn Shenk

Securities and Exchange Commission

November 14, 2023

Colossus Media SSP scans all creatives for brand safety, malicious activity and/or potential vulnerabilities, such as malware or spyware.

•	Security
o	Forceful redirects
o	Criminal scans
o	Fake download updates
o	Ad stacking
o	Phishing scams
o	Unsafe & Malware landing pages
o	Fake ad servers
o	Browser fingerprinting
o	Pixel stuffing
o	Cryptocurrency jacking
o	Unsafe click trackers
o	Exploit kits
•	Quality
o	Undesired audio
o	Undesired brands
o	Flash cookies (LSO)
o	Misleading claims
o	Non-monetizing ads
o	Undesired video
o	Undesired categories
o	Geo location requests
o	Heavy ads (file weight)
o	Video arbitrage
o	Pop-ups
o	Dialogue boxes
o	Undesired expand

Violations: Colossus Media LLC reserves the right to discontinue doing business with any partners that violate these policies.

Amy Geddes and Lyn Shenk

Securities and Exchange Commission

November 14, 2023

Exhibit B – Industry Article1

Publishers Cry Foul As SSPs Claw Back Revenue Lost To MediaMath’s Bankruptcy

By Anthony Vargas

WEDNESDAY, JULY 26TH, 2023 – 2:29 AM

Fallout from MediaMath’s bankruptcy is landing squarely on publishers, and they’re fed up.

With MediaMath unable to honor its financial commitments, SSPs – including PubMatic, Magnite and Wunderkind – are moving ahead with plans to recoup revenue paid to publishers from deals conducted on MediaMath’s DSP, AdExchanger confirmed.

However, some SSPs, including GumGum, Colossus SSP, Index Exchange and Google Ad Manager, told AdExchanger they won’t pursue clawbacks, citing potential harms to publishers.

Sequential liability

Because of the real-time nature of programmatic advertising, ad impressions are bought and served before any payment is made by the advertiser to the publisher.

SSPs typically lay out the money for these ad buys in advance, then are reimbursed later on by the DSP that sold the inventory after the DSP is paid by the advertiser or its agency.

But SSPs almost always include sequential liability clauses in their contracts with publishers. These clauses state that the SSP is not responsible for making payments to the publisher if an upstream partner (like a DSP, an agency or the brand itself) does not honor its commitment to pay for ad inventory purchased on the publisher site.

When MediaMath declared bankruptcy, it left several SSPs holding the bag for unfulfilled payments.

In the bankruptcy filing, Magnite and PubMatic were listed as the two entities to which MediaMath owed the most debt. Magnite is owed $12.6 million, and PubMatic is owed $10.5 million.

Claws out

In light of these large debts, it’s not surprising that Magnite and PubMatic would be pursuing clawbacks. Plus, as publicly traded companies, they have to answer to investors regarding lost revenue.

Journos On Wall Street; IP Address Deprecation Means More Disruption

Several other creditors named in the filing, including Sonobi, OpenX and TripleLift, did not respond to requests for comment. Microsoft’s Xandr declined to comment.

1 Source: https://www.adexchanger.com/publishers/publishers-cry-foul-as-ssps-claw-back-revenue-lost-to-mediamaths-bankruptcy

Amy Geddes and Lyn Shenk

Securities and Exchange Commission

November 14, 2023

“Our agreements generally provide that we are not required to pay publishers when we have not received payment from the DSP purchasing inventory,” a Magnite spokesperson said. “Accordingly, and where applicable, we are withholding or adjusting payments to these publishers until we determine what, if anything, we may recover through the MediaMath bankruptcy proceeding.”

Wunderkind did not respond to a request for comment, and PubMatic declined to confirm anything, but publishers that work with both SSPs confirmed that they are pursuing clawbacks.

One of these sources took issue with how quickly PubMatic decided to go this route.

“[PubMatic was] by far the first mover to signal a clawback, prior to any real effort to make publishers whole,” they said. “[That] left many publishers annoyed, since the SSP is supposed to be managing risk with DSP relationships as part of the partnership.”

Absorbing costs

But not all SSPs are leaving publishers on the hook.

“Our intention is to always be able to pay a publisher partner, and we account for potential outcomes like partner bankruptcy,” said Adam Schenkel, GumGum’s EVP of global platform strategy and operations.

SSPs need publishers to thrive, Schenkel added. And many of the smaller publishers they work with, including those that serve underrepresented communities, can’t easily absorb hits to their ad revenue.

Google will continue to pay publishers “as we always do,” a company spokesperson told AdExchanger.

All accounts will be paid without interruptions, said Direct Digital Holdings’ Colossus SSP in a statement provided to AdExchanger.

And a memo sent to Index Exchange customers on Tuesday said the company will be “paying all affected publishers in full.”

Passing the buck

Given the refusal of some SSPs to take on losses, MediaMath’s bankruptcy is prompting publishers to reconsider their contractual relationships and insulate their businesses from similar incidents.

“Sequential liability should not be part of any agreement between a publisher and an SSP,” said one publishing executive.

However, the same source noted that it’s often not worth fighting these clauses if the lost revenue would be minimal. MediaMath was not a significant source of revenue for any of the publishers interviewed for this story.

Amy Geddes and Lyn Shenk

Securities and Exchange Commission

November 14, 2023

Another executive suggested SSPs and publishers could purchase insurance to protect against missed payments by upstream partners, though that would likely be cost-prohibitive for most publishing companies.

Insurance probably isn’t a practical solution for SSPs either, said GumGum’s Schenkel.

“We have looked at trade insurance over the years, but it’s expensive and comes with limitations: at-risk partners are often not covered, caps are put on some partners, and the partners covered in full are the ones that would never go bankrupt, like Google,” he said.

The spirit of partnership

The nuclear option would be to sever ties with SSPs that refuse to absorb lost revenue. But publishers agreed this would not be practical, especially if the SSP provides value in other ways.

SSPs have other options to make publishers whole, such as temporarily adjusting their take rates to offset losses in the spirit of partnership, said one publishing exec.

The most practical solution, according to publishers, is for SSPs to take more responsibility for evaluating DSPs. Publishers must also demand that SSPs provide more transparency into the financial health of DSPs and payment delays.

“We regularly evaluate the financials of our partnerships: who is paying on time, who is requesting to change payment terms and why, and what we’re hearing [from our finance teams] and the industry,” Schenkel said. “With MediaMath, we had favorable terms from the start, and while they wanted to renegotiate for longer payment terms, we never did.”

Ultimately, publishers want more accountability from SSPs.

Going forward, said one publisher, “I would want to know that PubMatic and Magnite’s accounts receivable teams got a lot stricter with their DSPs and are not holding floats like this with others.”